EXHIBIT 99.1

Titan Mining Reports Strong 2025 Results as Kilbourne Graphite Project Advances

Titan is positioning itself to establish the first domestic end-to-end natural graphite supply chain in the U.S. in over seventy years

GOUVERNEUR, N.Y., March 19, 2026 (GLOBE NEWSWIRE) -- Titan Mining Corporation (NYSE-A:TII, TSX:TI), (“Titan” or the “Company”) an established zinc concentrate producer in upstate New York and the only end-to-end producer of natural flake graphite in the U.S., today announced solid financial and operational results for the fourth quarter and full year ended December 31, 2025.

Q4 AND FY 2025 HIGHLIGHTS(1)(2)(3)

Operating and Financial Performance:

  Zinc production: 18.7 million payable pounds in Q4 2025 and 64.3 million payable pounds for the full year, up 8% from FY 2024, representing record production at Empire State Mines (“ESM”) and achieving 2025 production guidance
  Revenues: $25.1 million in Q4 2025 and $74.3 million for the full year, up 16% from $64.3 million in 2024
  Cash costs: C1 cash costs of $0.88/lb in Q4 2025 and $0.92/lb for the full year, at the lower end of guidance
  AISC: $0.96/lb in Q4 2025 and $0.98/lb for the full year, at the lower end of guidance
  Operating cash flow: $5.5 million in Q4 2025 and $12.6 million for the full year
  Liquidity: $17.5 million cash balance at year-end, strengthening Titan’s balance sheet, up 72% from 2024

Rita Adiani, President and Chief Executive Officer, commented: "2025 marked a pivotal year for Titan. We delivered record zinc production at ESM while advancing the Kilbourne Graphite Project toward commercial development. The demonstration plant produces graphite concentrate, and the Feasibility Study for the commercial-scale plant is underway. Titan is positioned to be the first domestic end-to-end natural flake graphite supplier in the United States in over seventy years. This is critical considering the defense and high-tech uses of graphite.

Supported by government, investor engagement and a strengthened balance sheet, we enter 2026 well-positioned to advance Kilbourne while maintaining disciplined growth and cash flow from our zinc operations."

Strategic and Corporate Developments:

  Kilbourne Graphite Project: Preliminary Economic Assessment confirmed robust project economics, including after-tax NPV (7%) of $513 million, post-tax IRR of 37%, and 2.7-year payback. Commissioning of the graphite demonstration facility commenced in Q4 2025, with initial graphite concentrate shipments delivered in Q1 2026. A fully funded Feasibility Study for a 40,000 mt pa facility was launched in early 2026.
  U.S. EXIM Support: Finalized a $15.8 million EXIM credit agreement supporting ESM expansion, together with an additional $5.5 million amendment to advance feasibility work at Kilbourne. Also received EXIM financing interest of up to $120 million for Kilbourne construction, representing the majority of the projected capital requirements.
  Germanium Opportunity: Identified Germanium concentrations within the existing ESM zinc processing circuit, with recovery pathways currently under evaluation.
  Exploration and Land Position: Expanded mineral tenure to more than 120,000 acres of the land package and advanced underground and surface exploration programs during 2025.
  Balance Sheet Optimization: Fully repaid and extinguished the Company’s credit facility with National Bank of Canada and restructured $16.5 million of related-party debt, strengthening financial flexibility.
  Capital Markets Milestones: Listed common shares on the NYSE American, with significant improvement in share liquidity, closed a $15 million private placement, and filed a Canadian base shelf prospectus and U.S. Form F-10 registration statement, following year end. These filings provide the Company flexibility, at its discretion, to raise up to $150 million over 25 months, including through a $50 million at-the-market program.
TABLE 1 Financial and Operating Highlights(1)(2)(3)
		2025
		FY	Q4	Q3	Q2	Q1
Operating
Payable zinc produced	mlbs	64.26	18.74	14.64	15.51	15.37
Payable zinc sold	mlbs	64.16	18.74	13.81	16.04	15.57
Average Realized Zinc Price	$/lb	1.31	1.43	1.29	1.20	1.29
C1 Cost	$/lb	0.92	0.88	1.01	0.90	0.91
AISC	$/lb	0.98	0.96	1.13	0.90	0.96
Financial
Revenue	$m	74.33	25.10	16.78	16.34	16.02
Net Income (loss) after tax	$m	(0.03)	(1.00)	0.08	0.54	0.35
Earnings (loss) per share- basic	$/sh	(0.00)	(0.01)	0.00	0.00	0.01
Cash Flow from Operating Activities before changes in non-cash working capital	$m	13.86	6.66	2.15	2.36	2.69
Cash Flow from Operating Activities after changes in non-cash working capital	$m	12.58	5.53	5.02	1.82	0.20
Financial Position
Cash & Cash Equivalents	$m	17.5	17.5	4.3	8.1	12.2
Net Debt	$m	8.7	8.7	25.1	24.2	23.1

ZINC OPERATIONS REVIEW

Mining in Q4 2025 focused on the Lower Mahler, New Fold, and Mud Pond Apron zones. Higher mill feed grades, supported by the extraction of high-grade pillars in Lower Mahler and a high-grade stope in New Fold, offset the temporary suspension of mining in the lower-grade N2D zone earlier in the year and contributed to achieving full-year guidance of over 64 million payable pounds of zinc. During the year, additional mobile equipment was added to the underground fleet, supporting development across the #4 and #2 mines, with N2D expected to be reactivated in 2026.

GRAPHITE UPDATE

In Q4 2025, Titan released a Preliminary Economic Assessment confirming robust project economics and supporting advancement toward commercial development. Commissioning of the facility started in Q4 2025, and following the year-end, the Company began shipping graphite concentrate. The Company also launched a fully funded Feasibility Study for the proposed 40,000 tonne-per-year Kilbourne Graphite Project in early 2026.

EXPLORATION UPDATE

Zinc: A total of 35,049 ft of underground drilling across 98 holes was completed in 2025, targeting the Little York, Mahler, Mud Pond, N2D, and New Fold zones to support resource expansion and mine planning. Surface exploration totaled 9,556 ft across eight holes at various targets, including the Parish property, where drilling confirmed copper and gold mineralization. Assays are pending.

Kilbourne Graphite Project: Drilling at Kilbourne totaled 13,549 ft across 38 holes, targeting resource delineation and eastern extensions of the deposit. Drilling intersected graphite mineralization approximately 2,500 ft east and along strike of the current conceptual pit, supporting potential for further expansion.

Scientific and Technical Information

The scientific and technical information contained in this news release related to the Company’s zinc operations has been reviewed and approved by Donald R. Taylor, MSc., PG, Vice Chair of the Board of Directors of the Company. Mr. Taylor is a Qualified Person for the purposes of NI 43-101 and has more than 25 years of mineral exploration and mining experience. He is a Registered Professional Geologist through the SME (Registered Member #4029597).

The scientific and technical information contained in this news release related to the Company’s germanium and graphite development has been reviewed and approved by Oliver Peters, MSc., P.Eng., who is a Qualified Person as defined by NI 43-101. Mr. Peters is independent of the Company.

Refer to the Company’s technical report titled “Empire State Mines 2025 NI 43-101 Technical Report, Gouverneur, New York, USA” for additional information.

Non-GAAP Performance Measures

This document includes non-GAAP performance measures, discussed below, that do not have a standardized meaning prescribed by IFRS. The performance measures may not be comparable to similar measures reported by other issuers. The Company believes that these performance measures are commonly used by certain investors, in conjunction with conventional GAAP measures, to enhance their understanding of the Company's performance. The Company uses these performance measures extensively in internal decision-making processes, including to assess how well ESM is performing and to assist in the assessment of the overall efficiency and effectiveness of the mine site management team. The tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measures as contained within the Company's issued financial statements.

C1 Cash Cost Per Payable Pound Sold

C1 cash cost is a non-GAAP measure. C1 cash cost represents the cash cost incurred at each processing stage, from mining through to recoverable metal delivered to customers, including mine site operating and general and administrative costs, freight, treatment and refining charges.

The C1 cash cost per payable pound sold is calculated by dividing the total C1 cash costs by payable pounds of metal sold.

All-in Sustaining Costs
AISC measures the estimated cash costs to produce a pound of payable zinc plus the estimated capital sustaining costs to maintain the mine and mill. This measure includes the C1 cash cost and capital sustaining costs divided by pounds of payable zinc sold. AISC does not include depreciation, depletion, amortization, reclamation and exploration expenses.

	Three months ended December 31,			Year ended December 31,
	2025		2024	2025		2024
C1 cash cost per payable pound	Total	Per pound	Total	Per pound	Total	Per pound	Total	Per pound
Pounds of payable zinc sold (millions)		18.7		22.3		64.1		59.7
Operating expenses and selling costs	$14,313	$0.76	$13,666	$0.62	$51,372	$0.80	$42,787	$0.72
Concentrate smelting and refining costs	$2,142	$0.11	$4,319	$0.19	$7,530	$0.12	$11,564	$0.19
Total C1 cash cost	$16,455	$0.88	$17,985	$0.81	$58,902	$0.92	$54,352	$0.91
Sustaining Capital Expenditures	$1,579	$0.08	$1,186	$0.05	$3,989	$0.06	$1,891	$0.03
AISC	$18,034	$0.96	$19,171	$0.86	$62,891	$0.98	$56,243	$0.94

Net Debt

Net debt is calculated as the sum of the current and non-current portions of long-term debt, net of the cash and cash equivalent balance as at the balance sheet date. A reconciliation of net debt is provided below.

	As at December 31,	As at December 31,
	2025	2024
Current portion of debt	$23,387	$32,081
Non-current portion of debt	2,777	-
Total debt	$26,164	$32,081
Less: Cash and cash equivalents	(17,484)	(10,163)
Net debt	$8,680	$21,918

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. Titan is also a natural flake graphite producer and the USA’s first end-to-end producer of natural flake graphite in 70 years. Titan’s goal is to deliver shareholder value through operational excellence, development and exploration. We have a strong commitment towards developing critical minerals assets which enhance the security of the domestic supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com

Media & Investor Contact

Irina Kuznetsova
Director, Investor Relations
Phone: (778) 870-7735
Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this news release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including statements regarding: the advancement, timing and results of the Feasibility Study for the Kilbourne Graphite Project; the planned development and scale-up of a 40,000 tonne per annum integrated mining and processing operation; the Company’s ability to establish a domestic end-to-end natural graphite supply chain in the United States and to supply a significant portion of U.S. graphite demand; anticipated production, commissioning, shipment, and ramp-up timelines for graphite operations; expected mining plans and sequencing, including the reactivation of the N2D zone; the potential for further expansion of the Kilbourne Graphite Project based on exploration results; the identification and potential recovery of Germanium and related evaluation of recovery pathways; the anticipated benefits of U.S. government support, including EXIM financing and other strategic funding opportunities; the impact of antidumping and countervailing duties and other trade measures on market dynamics; and the Company’s broader growth strategy, development objectives, and positioning within critical mineral supply chains. When used in this news release words such as “to be”, “believe”, “targeted”, “could”, “will”, “planned”, “expected”, “potential”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including risks relating to cost increases for capital and operating costs; risks of shortages and fluctuating costs of equipment or supplies; risks relating to fluctuations in the price of zinc and graphite; the inherently hazardous nature of mining-related activities; potential effects on our operations of environmental regulations in New York State; risks due to legal proceedings; and risks related to operation of mining projects generally; risks that the new antidumping and countervailing duties do not receive final affirmative determination by the ITC; and the risks, uncertainties and other factors identified in the Company's periodic filings with Canadian securities regulators and the United States Securities and Exchange Commission. Such forward-looking statements are based on various assumptions, including assumptions made with regard to our forecasts and expected cash flows; our projected capital and operating costs; our expectations regarding mining and metallurgical recoveries; mine life and production rates; that laws or regulations impacting mining activities will remain consistent; our approved business plans; our mineral resource estimates and results of the preliminary economic assessment; our experience with regulators; political and social support of the mining industry in New York State; our experience and knowledge of the New York State mining industry and our expectations of economic conditions and the price of zinc and graphite; demand for graphite; exploration results; the ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

(1) Unless noted otherwise, all monetary figures are expressed in U.S. dollars.
(2) C1 Cash Cost, All-In Sustaining Cost (“AISC”) and Net Debt are non-GAAP measures. Accordingly, these financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. These financial measures have been calculated on a basis consistent with historical periods. Information explaining these non-GAAP measures is provided below under “Non-GAAP Performance Measures”.
(3) The full-year figure may not equal the sum of the quarters due to rounding.